SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)1
STEELCASE INC.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

858155203
(CUSIP Number)

December 31, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of 4 pages

CUSIP No. 858155-20-3
Schedule 13G
Page 2 of 4 Pages
(1)	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) ANNE CRAWFORD GST NON-EXEMPT MARITAL TRUST

(2)	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]

(3)	SEC Use Only

(4)	Citizenship or Place of Organization MICHIGAN

Number of Shares Beneficially Owned by Each Reporting Person With

(5)	Sole Voting Power	0 shares

(6)	Shared Voting Power	7,521,709 shares

(7)	Sole Dispositive Power	0 shares

(8)	Shared Dispositive Power	7,521,709 shares

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
7,521,709 shares

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	[ ]

(11)	Percent of Class Represented by Amount in Row 9
11.1% (all shares are Class B Common Stock which is convertible upon demand into shares of Class A Common Stock on a one-to-one basis)

(12)	Type of Reporting Person
OO

CUSIP No. 858155-20-3
Schedule 13G
Page 3 of 4 Pages

Item 1(a).	Name of Issuer: Steelcase Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices: 901 44th Street Grand Rapids, Michigan 49508

Item 2(a).	Name of Person Filing: William P. Crawford and Fifth Third Bank as Co-Trustees of the Anne Crawford GST Non-Exempt Marital Trust

Item 2(b).	Address of Principal Business Office or, if None, Residence: c/o Jeffrey A. Ott 111 Lyon Street, N.W. Grand Rapids, Michigan 49503

Item 2(c).	Citizenship: Michigan

Item 2(d).	Title of Class of Securities: Class A Common Stock

Item 2(e).	CUSIP Number: 858155-20-3

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act;

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act;

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act;

(e)	[ ]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[ ]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 858155-20-3
Schedule 13G
Page 4 of 4 pages

Item 4.	Ownership.

	(a)	Amount Beneficially Owned:		7,521,709 shares

	(b)	Percent of Class:		11.1%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote	0 shares

		(ii)	Shared power to vote or to direct the vote	7,521,709 shares

		(iii)	Sole power to dispose or to direct the disposition of	0 shares

		(iv)	Shared power to dispose or to direct the disposition of	7,521,709 shares

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. This trust account receives the dividends from, or the proceeds from the sale of, such securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not Applicable

Item 8.	Identification and Classification of Members of the Group. Not Applicable

Item 9.	Notice of Dissolution of Group. Not Applicable

Item 10.	Certifications.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2005
	William P. Crawford as Co-Trustee of the Anne Crawford GST Non-Exempt Marital Trust	Fifth Third Bank as Co-Trustee of the Anne Crawford GST Non-Exempt Marital Trust

	By: /s/ William P. Crawford	By /s/ Thomas A. DeMeester
	William P. Crawford, by Jeffrey A. Ott, Attorney-in-Fact	Thomas A. DeMeester Senior Vice President Fifth Third Bank